SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For July 7, 2008

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

THE AUDIT COMMITTEE CHARTER

(Approved at the Board of Directors Meeting as of 08.09.2007)

I – PURPOSE

1. This charter (“Charter”) provides for the necessary procedures to the operation of the Audit Committee ("Audit Committee" or simply the "Committee").

2. The purpose of this Charter is to regulate the work to be developed by the Committee, in compliance with its legal and statutory attributions, and specifically with the standards of the New York Stock Exchange and with the rules of the Securities and Exchange Commission, as well as with Articles 19 and 20 of the Company’s by-laws.

3. The Committee has as main purpose the follow-up of the presentation process of financial reports, supervising the quality, transparency and integrity of the financial statements published. Thus, the Committee will also continuously review:

a. the efficiency of the Company’s internal controls and the risk management system;
b. the efficiency of the Internal Audit function;
c. the Independent Audit process, including the approval of bidding criteria for the hiring and performance evaluation of the Independent Auditors;
d. the Company’s process to monitor the compliance with the legal and regulatory requirements that affect the presentation of financial statements; and
e. the process to monitor the compliance with the Code of Ethics and Conduct of the Company concerning issues related to accounting, the internal controls and the audit function, always trying to identify critical issues, financial risks and potential contingencies, proposing the improvements deemed necessary.

1/12

II - BASIC PRINCIPLES

1. The Committee must assist the Company’s Board of Directors in its supervision responsibilities, being an assistant and advisory body, with no power of decision or executive functions.

2. The Committee will achieve its goal by means of reporting to the Board of Directors, without adverse effects to the direct interaction with the Board of Executive Officers concerning the accounting and internal audit function.

3. The decisions of the Committee will be made by the majority of its members, without adverse effects to the permission of any of them requesting individual information and examining books, documents and papers of the Company.

4. The function of member of the Committee is not delegable, and it must be exercised with respect to the loyalty and diligence duties, as well as avoiding any situations of conflict which may affect the interests of the Company and of its shareholders.

5. In order to comply with its duties, the Committee will maintain work relations with the Board of Directors, with the Board of Executive Officers and with the Independent Auditors and the Internal Audit, ensuring its members the receipt of all necessary information, which will be provided in a complete and trustworthy manner.

6. In order to efficiently perform the function, each member of the Committee must present skills and knowledge, including the understanding about the responsibilities of the Committee, the businesses, operations and risks of the Company.

2/12

III - AUTHORITY

1. The Board of Directors authorizes the Committee, within the scope of its responsibilities, the following:

a. to carry out the activities provided for in its Charter;
b. to ensure the attendance of the Company’s executives at the meetings of the Committee, as required by the Coordinator of the Committee;
c. to have access to the members of the Board of Executive Officers, to material information and, when necessary, also to the employees for clarification of situations which are the competence of the Committee;
d. to articulate directly with the Independent Auditors and the Internal Audit, supervising the respective work, jointly with the Economic-Financial Executive Office;
e. to examine the reports of the Internal Audit and of the Independent Auditors, before they are submitted to the Board of Directors, when related to a matter which must be evaluated by the Board of Directors;
f. to supervise the operation of the accounting and internal audit functions, proposing the appropriate adjustments;
g. to request the hiring of specialized services to support the activities of the Committee, whose remuneration will be supported by the Company, within the annual budget approved;
h. to ensure that the denunciations and complaints of third parties regarding possible irregularities in accounting, internal controls and auditing matters are submitted to the Company’s competent areas, supervising their analysis and resolution.

IV - ORGANIZATION

COMPOSITION OF THE COMMITTEE

1. The Audit Committee will be composed of three (3) Board of Directors members, who cumulatively comply with the requirements of (i) independence, (ii) technical knowledge and (iii) time availability, according to a definition found in the applicable rules of the Securities and Exchange Commission (SEC) and of The New York Stock Exchange Listed Company Manual, related to foreign issuers.

3/12

2. All members of the Committee must:

a. comply with the independence requirements provided for in the pertinent legislation, without adverse effects to the exceptions possibly admitted;
b. have a sufficient technical knowledge in accounting and financial matter, with one of them being proficient in the US Generally Accepted Accounting Principles (USGAAP) and IFRS – International Financial Reporting Standards and with experience in analysis, preparation and evaluation of financial statements, knowledge of internal controls, risk analysis and policies of disclosure of information to the market, who will be considered by the Board of Directors as a “Financial Expert”; and
c. have the minimum time availability required from each member of the Committee which corresponds to thirty (30) monthly hours.

3. The members of the Committee may be simultaneously appointed to their election for the Board of Directors, or by subsequent resolution of the own Board.

MANAGEMENT TERM AND VACANCY

4. The members of the Committee will exercise the function during the respective term of office of Board of Directors member, or until a resolution in contrary of the General Meeting, or of the own Board of Directors. Reelection is allowed.

5. In the event of vacancy in the Committee by any reason, the Board of Directors will resolve on the choice of the substitute within thirty (30) days.

COORDINATOR

6. The "Financial Expert”' will be the Coordinator of the Committee.

7. It will be incumbent upon the Coordinator of the Committee, directly or by means of delegation:

a. to propose the agenda of the meetings, ensuring their alignment with the annual work plan, to allow the achievement of the Committee’s goals;

4/ 12

b. to call the meetings of the Committee and chair them;
c. to facilitate the submission to the Company’s management bodies and to the Independent Auditors of requirements and request of the Committee, or of any of its members in the exercise of their attributions;
d. to comply with and cause the compliance with this Charter;
e. to open, adjourn and close the meetings of the Committee, and decide about matters of order;
f. to start the voting of the issues discussed and announce the decision made; and
g. to request the Board of Executive Officers the hiring of specialized services, when determined by the Committee.

ADMINISTRATIVE SUPPORT

8. The Committee will be assisted by a General Secretary with knowledge about the functions, activities and responsibilities of the Committee, applicable legislation and minimum time availability of thirty (30) monthly hours, appointed by the Board of Executive Officers and approved by the Committee. The General Secretary must not be a member of the Committee.

 9. It will be incumbent upon the General Secretary, directly or by means of delegation:

a. to prepare and submit the calls for the meetings of the Committee;
b. to prepare and distribute the documentation related to the agenda;
c. to write the minutes corresponding to the discussions and resolutions of the Committee, gather the signatures and promote the distribution of the respective copies;
d. to keep and maintain organized the book of minutes of the meetings of the Committee and other documents related to their operations; and
e. to take all necessary administrative measures to the meetings of the Committee; and arrange the participation of Executive Officers, employees and consultants of the Company, at the meetings of the Committee, when required by the Coordinator.

10. After the agenda is defined, as well the necessary information and documentation to the examination, discussion and resolution of the matters by the Committee, it will be requested by the General Secretary to the respective area of the Company and submitted to the Committee, as complete as possible, at least three (3) days in advance in relation to the date estimated for the meeting of the Committee, except the urgent cases.

5/12

V - MEETINGS

INSTATEMENT

1. The Committee will be instated and will operate with the attendance of the majority of its members.

PLACE

2. The meetings of the Committee will be carried out, preferably, at the Company’s headquarters.

3. On an exceptional basis, the members of the Committee may meet by teleconference or videoconference, or by any other means that enables the visual communication and/or by voice. The meetings of the Committee which are carried out without attendances will be considered as held at the Company’s headquarters, when at least one member is present.

4. When no member of the Committee is present at the Company’s headquarters, the meeting will be formally considered carried out in the place where the Coordinator is.

FREQUENCY

5. The Committee will meet, on an ordinary basis, up to three times a month, according to the annual calendar of meetings established at the first meeting carried out after the choice of its members.

6. The committee will meet, on an extraordinary basis, whenever necessary.

CALL

7. The meetings of the Committee will be called by the Coordinator, by means of a written notice, sent to each member by the General Secretary, at least three (3) business days in advance.

8. In the case of urgency and to preserve the best interest of the Company, the meeting of the Committee may be called by any means of express communication, addressed to its members.

9. Despite of all formalities provided for in the previous items, any meeting with the attendance of all members of the Committee will be considered regular.

6/12

ATTENDANCY

10. The attendance of all members of the Committee at the meetings must be encouraged and made easier to ensure its regular operation, according to the best corporate governance practices.

AGENDA

11. The agenda of the meeting will be proposed by the Coordinator of the Committee and will highlight the issues which will be the purpose of presentation for discussion and those which will be the purpose of resolution.

12. In the determination of the agenda, the Coordinator will take into consideration the inclusion of items or issues proposed by other members of the Committee or by the Board of Directors, as long as they are included in the competences of the Committee.

MINUTES OF THE MEETINGS

13. In each meeting the minutes will be drawn up, with indication of date, place, name of the attending members of the Committee, resolutions taken and decisions made, as well as possible divergences.

VI – FUNCTIONS AND RESPONSIBILITIES

The Audit Committee will have the following functions and responsibilities, which are in conformity with the rules of the Securities and Exchange Commission and with the regulations of the New York Stock Exchange:

7/12

INTERNAL CONTROL

1. To evaluate if the Board of Executive Officers adequately establishes an internal control framework, by means of communicating the importance of internal controls and risk management.

2. To understand the internal controls systems implemented by the Board of Executive Officers to approve the transactions, the significant processing and data recording to the Company’s businesses.

3. To understand the controls and processes implemented by the Board of Executive Officers to assure that the financial statements come from the corresponding systems, comply with the legal, regulatory and statutory requirements and rules, as well as are subject to the adequate review by the Board of Executive Officers.

4. To evaluate the efficiency of the internal controls and of the risk management structures, as well as consider if the recommendations made by the Independent Auditors and by Internal Audit were adequately implemented by the Board of Executive Officers.

5. To understand the controls and processes implemented by the Board of Executive Officers to ensure the physical and logical security of the information systems in an electronic means and the contingent plans to process the significant information to the Company’s businesses, in the event of failure in the systems, or for protection against fraud or inadequate use of the Company’s equipment.

6. To understand the activities, resources and organizational structure of the Accounting area, to assure its adequate operation and supervise the adequacy of the material resources made available to the area.

FINANCIAL REPORTS

7. To understand the areas and processes with greater financial risk and how they are being managed.

8. To review material accounting issues, including recent professional and regulatory pronouncements, as well as understand their impacts on the financial statements.

9. To supervise the presentation process of periodical financial reports, implemented by the Board of Executive Officers, and review the monthly, quarterly and annual financial statements, as well as the pronouncements to the market before their disclosure, when related to the financial statements.

8/12

10. To review the process of the Board of Executive Officers to assure that the information contained in reports to analysts, announcements to the press, material facts and others, is qualified, transparent and consistent with the financial statements published.

11. To meet with the Board of Executive Officers or with persons designated by the Board of Executive Officers, as well as with the Independent Auditors, to review the financial statements, the main accounting judgments and policies and the Audit results.

12. To assure that significant adjustments, pending differences, disagreement with the Board of Executive Officers, critical accounting practices and policies are discussed with the Independent Auditors.

13. To review the other sections of the annual management report, inclusively the form 20-F, before its issuance, as well as consider if the information is intelligible and consistent with the knowledge of the members of the Committee about the Company and its operations.

COMPLIANCE WITH THE LAWS AND REGULATIONS

14. To review the efficiency of the supervision system about the compliance with the laws and regulations, as well as the results of internal investigations about possible irregularities.

15. To obtain regular updates from the Board of Executive Officers and from the Company’s lawyers about issues that may cause a significant impact on the financial statements, or on policies of conformity.

16. To make sure that the significant regulatory issues related to the Company’s operation sector were considered in the preparation of the financial statements, of the annual management report and of the form 20-F.

17. To review the results of any examinations made by the regulatory authorities and aimed at the compliance with the respective regulations by the Company as well as the answers of the Board of Executive Officers.

9/12

WORK WITH THE INDEPENDENT AUDIT

18. To approve the instrument of reference of the biddings for the hiring of Independent Auditors, mainly related to the professional qualification of the auditors, to assure the inclusion of the background and experience of the partner responsible for the audit team, the requirement of independence and possible situations of conflict of interest, as well as the result of inspections made by the Public Company Accounting Oversight Board.

19. To annually evaluate the performance of the Independent Auditors and recommend to the Board of Directors his replacement.

20. To previously express itself about the possible hiring of other services of the Independent Auditors.

21. To examine the scope of the audit works proposed by the Independent Auditors and approach it in the current year, in the light of the current circumstances of the Company, regulation requirements and changes, among other matters.

22. To discuss the work plan of the Independent Auditors and understand the proposals of risk evaluations.

23. To discuss with the Independent Auditors any problems found in the normal course of the audit works, including any work scope restriction or access to information.

24. To assure that the material findings, the recommendations made by the Independent Auditors and the answer suggested by the Board of Executive Officers are received, discussed and adequately implemented.

25. To discuss with the Independent Auditors the adequacy of the accounting policies applied in the Company’s financial reports and if they are considered aggressive, weighted or conservative.

26. To meet separately with the Independent Auditors to discuss issues that the Committee or the Independent Auditors themselves understand convenient. To assure that the Auditors has access to the Committee, when requested.

27.To assure that the Company has adequate policies in the event it hires professionals coming from an outside audit firm for the senior management positions.

10/12

WORK WITH THE INTERNAL AUDIT

28. To review the activities, the resources and the organizational structure of the Internal Audit function, to assure its adequate operation and supervise the adequacy of the material resources made available to the Internal Audit.

29. To supervise the appointment or dismissal of the Internal Audit Manager.

30. To discuss with the Independent Auditors the work standard of other Internal Audit teams.

31. To review the efficiency of the Internal Audit function and assure it has an adequate position in the Company.

32. To meet separately with the Internal Audit Manager to discuss issues the Committee or the Internal Auditors themselves understand convenient.

33. To ensure that the material findings, the recommendations made by the Independent Auditors, as well as the answers suggested by the Board of Executive Officers are received, discussed and adequately implemented.

34. To review the Internal Audit plan proposed for the next year, as well as risk evaluations considered and supervise the coordination with the Independent Auditors.

PRESENTATION OF REPORTS

35. To keep the Board of Directors regularly informed about the activities of the Committee, in particular about the issues that may cause a significant impact on the Company’s financial condition or businesses.

36. To prepare any reports required by law and/or requested by the Board of Directors, including:

a. issuance of opinion to the Board of Directors about the quarterly financial statements and about the Annual Statement for purposes of the applicable legislation; and

b. the provision of information or performance of presentations about general or specific issues of the competence of the Audit Committee, when related to the agenda of the Board of Directors.

11/12

PERFORMANCE EVALUATION

37. To periodically prepare to the Board of Directors the report about the Committee’s performance.

38. To evaluate the compliance with the duties specified in the Charter and report the facts found to the Board of Directors.

REVIEW OF THE CHARTER

39. To assure that the Charter is approved by the Board of Directors.

40. To annually review the Charter and discuss with the Board of Directors the need of possible changes.

VII – COMPENSATION AND BUDGET

1. The compensation of the members of the Audit Committee will be different in relation to the other Board of Directors Members, due to the greater responsibility and dedication of time required.

2. The Committee will have an own annual budget approved by the Board of Directors.

3. The Board of Executive Officers must make available immediately the financial resources requested by the Committee for the performance of its functions, until the limit of the budget approved.

12/12

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: July 7, 2008

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.